BUKER, JONES & HALEY, P.C.

Attorneys At Law

South Terraces, Suite 170

115 Perimeter Center Place

Atlanta, Georgia 30346-1238

www.corplaw.net

Robert J. Mottern	Telephone 770-804-0500
email: mottern@corplaw.net	Facsimile 770-804-0509

March 22, 2006

Barbara C. Jacobs, Esq.

U.S. Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Re:

O2 Secure Wireless, Inc. (the "Company")/File No. 333-124903

Dear Ms. Jacobs:

By a letter dated March 8, 2006, the Company received comments to the Form SB-2/A, Amendment No. 3, filed by it on or about February 9, 2006.  Included with this letter is a Form SB-2/A, Amendment No. 4, which we believe addresses the SEC's comments.  The following are the Company's responses to each of the comments to its Form SB-2/A. The section headings and paragraph numbers correspond to the headings and paragraphs in your letter.

Form SB-2/A

Front Cover

1.

As requested, the front cover has been revised to make clear that the selling shareholders will sell their shares at $1.50 per share until the shares are quoted on the OTC Bulletin Board or a national securities exchange.  In addition, similar language in the body of the document has been revised similarly.

2.

As requested, the front cover of the document has been revised to remove the representation that the shares will begin trading at $1.50 per share.

Financial Statements, page 37

3.

As requested, the financial statements have been updated to include interim financial statements for the three months ended December 31, 2005 in accordance with Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page 38

4.

As requested, the audit report has been changed to make clear that it covers the cumulative period from inception to September 30, 2005.

Part II

Recent Sales of Unregistered Securities, page 80

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5.

In response to Comment 5, the Company has deleted the sentence to delete the second of the two references to the issuance of 500,000 warrants to Transfer Management International, Ltd. in connection with the January 1, 2005 amendment to securities purchase agreement between the Company and Transfer Management International, Ltd.

Undertakings, page 83

6.

As requested, the post-effective undertakings of the Company have been amended to add the undertakings required by Item 512(g), as recently amended.

In advance of your review, I want to address one change to the filing that you may notice.  The filing states that the total number of full subscribers is 211 as of March 20, 2006, as compared to 291 full subscribers when the prior amendment was filed in mid-February 2006.  In reality, the number of full subscribers did not decline by approximately one-third.  Instead, the Company discovered a problem in the way reports generated by its billing software were being interpreted, such that users with trial accounts or one-day accounts were being reported as full, paying subscribers, when they are not.  The Company has corrected the error and is confident that it will not recur.  However, prior full subscriber totals reported in prior versions of the Form SB-2 were likely overstated by a similar degree.

We are sending by federal express two clean copies of the filing that are not redlined to show changes, and two copies that are redlined to show changes from the original filing.

Do not hesitate to call me at 404-365-9799 should you have any questions.  Thank you for your time and attention to this matter.

Very truly yours,

BUKER, JONES & HALEY, P.C.

/s/ Robert J. Mottern

Robert J. Mottern

Encl.

cc:

T. Scott Conley

Keith A. Greaves

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